Fitness Champs Holdings Limited

7030 Ang Mo Kio

Avenue 5, #04-48

NorthStar@AMK

Singapore 569880

August 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Fitness Champs Holdings Limited (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 26, 2024
CIK No. 0002023796

Ladies and Gentlemen:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 22, 2024 with respect to the Company’s Draft Registration Statement.

The text of the Staff’s comments is set forth below, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Draft Registration Statement (“DRS”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 7

1.	Your response to comment 1 indicates you believe you are a “leading” sports education provider in Singapore based on the number of SwimSafer Program assessment bookings and that you have two service offerings. Please disclose this in your filing.

We have revised the disclosure on page 7 of the Draft Registration Statement as requested to state the basis for why we believe we are a leading sports education provider in Singapore.

Risk Factors

Risks Related to Our Securities and This Offering

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices..., page 25

2.	We note your amended disclosure in response to comment 2. Please revise your disclosure here and throughout to clearly indicate whether you intend to adopt home country practices and how they will impact your corporate governance. In this regard, we note your disclosure elsewhere that you intend to adopt home country practices in relation to corporate governance matters and your conflicting disclosure on page 26 that you “intend to comply with the Nasdaq Capital Market or another national securities exchange corporate governance rules applicable to private issuers.”

We have revised the Draft Registration Statement on pages 11, 26 and 103 to clarify that we do not intend to rely on home country practices at this time, but may elect to do so in the future and outline what those impacts might be should we elect to rely on home country practices in the future.

Dividends and Dividend Policy, page 36

3.	We note your response to comment 7. To provide additional context to investors regarding your dividend policy, please indicate whether you currently expect that comparable cash dividends paid to your shareholders historically will continue to be paid in the near future.

We have revised page 36 of the Draft Registration Statement to indicate that we do not expect to pay comparable cash dividends in the near future.

Principal and Selling Shareholders, page 107

4.	We note your amended disclosure in response to comment 9. Please revise your table to clearly demarcate between the Independent Director Nominees and the major shareholders. Please also revise your disclosure to indicate whether the table totals will continue to only include the current executive officers, directors, and director nominees as a group, or if they will also include the major shareholders.

We have revised the table on Draft Registration Statement to more clearly demarcate between the constituent shareholder groups and clarify how we will be deriving the totals.

5.	We note your amended disclosure in response to comment 10. Please provide additional details regarding Mr. Ee Zhi Chang’s services as a consultant of the company, including whether there are any agreements between you and Mr. Chang and the terms of such agreements, if applicable. Alternatively, please describe how you determined whether the consultant relationship constituted a “material relationship with the Group or any of its predecessors or affiliates within the past three years.”

The Company entered into a consulting agreement with Mr. Ee Zhi Chang on August 5, 2023, for the limited purpose and scope of Mr. Ee providing assistance in navigating the public offering process. The compensation paid to Mr. Ee is 1.95% of the shares of the Company, which Mr. Ee directed be issued to True Height, of which Mr. Ee is the sole owner. In addition, Mr. Ee will receive cash compensation equal to 1.25% of the market capitalization of the Company. Given the limited scope, duration and compensation of this consulting arrangement, we do not believe that this constitutes a material relationship. Other than this consulting agreement, we have had not other contracts or arrangements with True Height or Mr. Ee.

Consolidated Statements of Cash Flows, page F-8

6.	We note your response to prior comment 11 that the “Amount due from director” was net of the offsetting of interim dividend payments and these transactions are presented under the Supplemental Disclosure of Non-Cash Financing Activities in the Statements of Cash Flows. In this regard, please tell us what the cash outflow for “Amount due from director” presented on your Statements of Cash Flows represents. It appears to us, based on the reconciliation you provided in response to prior comment 12, that the cash outflow for “Amount due from director” presented on your statement of cash flows only includes “Reimbursement fund for expenses paid on behalf of the Company,” “Coaches fee and salary paid on behalf by Joyce Lee Jue Hui” and “Other expenses paid on behalf by Joyce Lee Jue Hui.” Tell us how the cash outflow for “Amount due from director” presented on your statement of cash flows relates to the “Amount due from director” receivable presented on your balance sheet. Make any necessary corrections so your Statement of Cash Flows comply with the presentation requirements of ASC 230.

We acknowledge your comments and appreciate the opportunity to clarify the nature of the cash outflow for “Amount due from director” as presented in our Statements of Cash Flows.

The cash outflow for “Amount due from director” reflects the net balance of loans to and from the director. Initially, the director covered various operational expenses, such as salaries, coaches’ fees, and other miscellaneous costs, which were reimbursed by the company. Any remaining balance after reimbursement was recorded as a receivable, treating it as a loan to the director as of December 31, 2022.

To ensure compliance with the presentation requirements of ASC 230, we have amended the presentation in the Statement of Cash Flows to present the net movement of the “Amount due from director” under financing activities. According to ASC 230-10-20, financing activities include transactions that involve “obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” The classification of the net movement of the “Amount due from director” under financing activities is appropriate because the director’s advance payments for the company’s expenses are akin to providing financial resources to the company, aligning with the “obtaining resources from owners” component of financing activities. Additionally, treating the remaining receivables as a loan to the director aligns with the “borrowing money and repaying amounts borrowed” aspects of financial activities.

Furthermore, the Company has confirmed that the practice of covering expenses on behalf of the company by the director has ceased, and all transactions are now conducted through established operational procedures.

General

7.	We note your response to comment 16. Please further explain your rationale for registering the Resale Shares now, but separate from the Selling Shareholders’ shares. You stated in your response that “the timing for the registration of the Resale Shares is tied with the initial public offering as that is when there is expected to be public demand for the Company’s shares,” yet it is unclear why they would not then be included as Selling Shareholder Shares in the underwritten offering. Please also clarify in the filing whether Easy Builder and Fuji’s Resale Shares are subject to a lock-up agreement or leak-out agreement, and if not, explain why. In addition, your disclosure on pages 23 and 122 still states that the shares held by the Resale Shareholders are not subject to lock-up agreements. Please revise for consistency.

We respectfully advise the Staff that the Resale Shares are not a part of the primary offering because the Resale Shares are not underwritten by the underwriter and will be offered after the Company’s primary offering is completed. This is as opposed to the Selling Shareholders whereby certain of their Ordinary Shares are sold as part of the offering and is therefore fully underwritten. We believe this is appropriate as the inclusion of the Resale Shares in the offering would put fund raising pressure on the underwriter to sell more shares and these are not the commercially agreed terms between the Company and the underwriter, as our primary goal is to raise proceeds for the Company. We are offering certain of our investors the opportunity to register their shares in connection with the Resale Offering in order to provide them concurrent or future liquidity, while the Selling Shareholders are being included in the primary offering because (i) as to Big Treasure (which is owned by Ms. Lee), it gives her the opportunity to sell a small portion of her Ordinary Shares as she has invested substantial time, effort and money in founding, steering and growing the Group’s business over the years and bringing it to fruition to where it is now; (ii) as to Fuji, it gives Fuji the opportunity to exit, having invested in the Group at an early stage and taking the risk that an initial public offering may not occur; (iii) as to True Heights, permitting it to sell a portion of its Ordinary Shares was a commercial term of its consultancy agreement as mentioned in 5 above.

Regarding the lock-up or leak-out terms, there is no lock-up or leak-out for Fuji so as to give it the ability to sell its investment as it had invested in the Group at an early stage and therefore took the greater risk that the liquidity event of the initial public offering may never occur. As for Easy Builder, given that it holds 19.09% of the issued share capital of the Company before the offering, other than those shares registered for resale (anticipated to be approximately 5% before the offering), it was agreed that its remaining shares held would be subject to a 6-month lock-up period. Therefore, it was commercially agreed that Easy Builder could sell a certain portion of its shares in the resale without restrictions.

We have revised the Draft Registration Statement on page Alt- to clarify the lock-up and leak-out parties.

Resale Prospectus, page Alt-1

8.	Please disclose the natural person controlling each of the Resale Shareholders, as well as the address of the individual or entity. Refer to Item 9.D of Form 20-F.

We have revised page Alt-3 of the resale prospectus to add the required information.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

Fitness Champs Holdings Limited

/s/ Joyce Lee Jue Hui
By:	Joyce Lee Jue Hui
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood